Exhibit 99.4

ESCROW AGREEMENT

This Escrow Agreement, dated as of January 8, 2016 (this “Escrow Agreement”), is by and among Computer Programs and Systems, Inc., a Delaware corporation (“Parent”), AHR Holdings, LLC, a Delaware limited liability company (the “Securityholder Representative”), solely in its capacity as the representative of the securityholders (the “Company Securityholders”) of Healthland Holding Inc., a Delaware corporation (the “Company”), and U.S. Bank National Association, a national banking association, as escrow agent hereunder (the “Escrow Agent” and, together with Parent and the Securityholder Representative, the “Parties”).

BACKGROUND

A. Parent, HHI Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent, HHI Merger Sub II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent, the Company and the Securityholder Representative entered into that certain Agreement and Plan of Merger and Reorganization, dated as of November 25, 2015 (the “Underlying Agreement”), whereby pursuant to a plan and series of integrated transactions Parent agreed to acquire the Company for the consideration and on the terms set forth in the Underlying Agreement. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Underlying Agreement.

B. The Underlying Agreement provides that Parent shall deposit the Escrow Fund (as defined below) in an escrow account to be held by the Escrow Agent for the purpose of indemnification payments and other payments that become payable to Parent (or any other Parent Indemnified Person (as defined in the Underlying Agreement)), if any, pursuant to the Underlying Agreement.

C. The Escrow Agent has agreed to accept, hold and disburse the Escrow Fund, together with any interest and other income thereon, in accordance with the terms of this Escrow Agreement.

D. Parent has appointed the Parent Appointed Persons (as defined below) and the Securityholder Representative has appointed the Representative Appointed Persons (as defined below) to represent Parent and the Securityholder Representative, respectively, for all purposes in connection with the Escrow Fund and this Escrow Agreement.

The Parties, intending to be legally bound, hereby agree as follows:

1. Definitions. The following terms have the following meanings when used in this Escrow Agreement:

“Appointed Persons” means the Parent Appointed Persons and the Representative Appointed Persons.

“Joint Written Direction” means a written direction executed by a Parent Appointed Person and a Representative Appointed Person and directing the Escrow Agent to disburse all or a portion of the Escrow Fund or to take or refrain from taking any other action pursuant to this Escrow Agreement.

“Parent Appointed Persons” means the person(s) designated as such on Schedule C to this Escrow Agreement or any other person designated as such in a writing signed by Parent and delivered to the Escrow Agent and the Securityholder Representative in accordance with the notice provisions of this Escrow Agreement, to act as Parent’s representative under this Escrow Agreement.

“Representative Appointed Persons” means the person(s) designated as such on Schedule C to this Escrow Agreement or any other person designated as such in a writing signed by the Securityholder Representative and delivered to the Escrow Agent and Parent in accordance with the notice provisions of this Escrow Agreement, to act as the Securityholder Representative’s representative under this Escrow Agreement.

2. Appointment of and Acceptance by the Escrow Agent. Parent and the Securityholder Representative hereby appoint the Escrow Agent to serve as escrow agent pursuant to this Escrow Agreement. The Escrow Agent hereby accepts such appointment and, upon receipt of the Escrow Fund in accordance with Section 3(a) of this Escrow Agreement, agrees to hold, invest and disburse the Escrow Fund in accordance with this Escrow Agreement.

3. Deposit of the Escrow Fund.

(a) Simultaneously with the execution and delivery of this Escrow Agreement, Parent shall transfer (i) an amount of cash equal to Ten Million Dollars ($10,000,000) (the “Escrow Cash”) and (ii) two hundred twenty-four thousand five hundred forty-two (224,542) shares of common stock, par value $0.001 per share, of Parent (“Parent Common Stock”) and options covering nineteen thousand seven hundred twelve (19,712) shares of Parent Common Stock (collectively, the “Escrow Shares” and, together with the Escrow Cash, the “Escrow Fund”), to the Escrow Agent, with the Escrow Cash being transferred by wire transfer of immediately available funds to the account designated by the Escrow Agent on Schedule A to this Escrow Agreement and the certificates representing the Escrow Shares being delivered to the address designated by the Escrow Agent.

(b) Any stock splits involving the common stock, par value $0.001 per share, of Parent during the term of this Escrow Agreement shall be distributed by Parent to the Escrow Agent and held by the Escrow Agent as part of the Escrow Fund. All numbers contained in, and all calculations required to be made pursuant to, this Escrow Agreement, including the Stipulated Value (as defined below), shall be adjusted as appropriate to reflect any stock split, reverse stock split, stock dividend or similar transactions effected by Parent after the date of this Escrow Agreement.

(c) No fractional Escrow Shares shall be retained in or released from the Escrow Fund. In connection with any disbursement of Escrow Shares, the Escrow Agent shall round down to the nearest whole share to avoid retaining any fractional Escrow Share in the Escrow Fund and to avoid disbursing any fractional Escrow Share from the Escrow Fund and cash provided by Parent shall be paid in lieu of such fractional Escrow Share, which shall be deemed to have been purchased by Parent with such cash.

4. Sale of Escrow Shares and Exercise of Options. Upon the written request of the Securityholder Representative (on behalf of any Company Securityholder), the Escrow Agent shall promptly, but no later than one (1) business day thereafter, cause such Company

Securityholder’s Escrow Shares to be sold or options covering such Company Securityholder’s Escrow Shares to be exercised, in each case, pursuant to instructions provided by the Securityholder Representative (on behalf of such Company Securityholder); provided, however, that with respect to options covering such Company Securityholder’s Escrow Shares, the Escrow Agent shall cause such options to be exercised only upon delivery by the Securityholder Representative (on behalf of such Company Securityholder) of the aggregate exercise price or a notice of net exercise, in each case, in form and substance as is required by the applicable option documentation with respect to such option. After such sale of such Escrow Shares or exercise of such options, the Escrow Agent shall hold the cash pursuant to the sale of such Escrow Shares and/or the shares of Parent Common Stock pursuant to such exercised options pursuant to the same terms and conditions applicable to the Escrow Cash or the Escrow Shares, respectively, as set forth in this Escrow Agreement. The applicable Company Securityholder shall be responsible for paying all taxes arising in connection with the sale of such Company Securityholder’s Escrow Shares or the exercise of the options underlying such Company Securityholder’s Escrow Shares pursuant to this Section 4 (regardless of whether or not the Escrow Fund is distributed to the Company Securityholders pursuant to this Escrow Agreement).

5. Disbursements of the Escrow Fund.

(a) Subject to Section 6 of this Escrow Agreement, the Escrow Agent shall disburse all or a portion of the Escrow Fund at any time and from time to time upon receipt of, and in accordance with, (i) a Joint Written Direction (which must contain complete payment instructions, including wiring instructions or an address to which a check or Escrow Shares are to be sent) or (ii) any final Order rendered by a Governmental Authority of competent jurisdiction; provided, however, that any amounts due and owing to Parent (or any other Parent Indemnified Person) are to be paid first by release of an amount of cash from the Escrow Cash equal to such amount due and owing and if the then current balance of the Escrow Cash is insufficient to cover all of such amount due and owing, then a number of Escrow Shares equal to (A) the remainder of such amount due and owing divided by (B) Forty-One Dollars and Forty-Five Cents ($41.45) (the “Stipulated Value”). Subject to Section 6 and Section 27(d) of this Escrow Agreement, on the first (1st) business day after the fifteen (15) month anniversary of the date of this Escrow Agreement (the date of such fifteen (15) month anniversary, the “Final Release Date”), the Escrow Agent shall disburse to the Exchange Agent, with respect to the Company Stockholders, and to the Company, with respect to the holders of the Assumed Options, for further distribution to the Company Securityholders the then current balance of the Escrow Fund not subject to a Claim Notice (as defined below) pursuant to the wire transfer instructions set forth in Schedule D to this Escrow Agreement, which may be updated from time to time.

(b) Prior to any disbursement of the Escrow Fund, the Escrow Agent must have received reasonable identifying information regarding the recipients such that the Escrow Agent is able to comply with the Escrow Agent’s regulatory obligations and reasonable business practices, including, without limitation, a completed United States Internal Revenue Service (“IRS”) Form W-9 or original IRS Form W-8, as applicable. All disbursements of the Escrow Fund are subject to the fees and claims of the Escrow Agent and the Indemnified Parties (as defined below) pursuant to Section 12 and Section 13 of this Escrow Agreement.

6. Resolution and Disbursement of Claims.

(a) If, at or prior to 11:59 p.m. (Central Time) on the Final Release Date (the “Claim Deadline”), Parent (or another Parent Indemnified Person) elects to assert a claim for indemnity against the Company Securityholders pursuant to the Underlying Agreement or a claim for payment of some other amount owed by the Company Securityholders to Parent pursuant to the Underlying Agreement (in each case, a “Claim”), Parent must give written notice of such Claim (a “Claim Notice”) to the Escrow Agent and the Securityholder Representative at or prior to the Claim Deadline. Such Claim Notice must describe the Claim in reasonable detail and must indicate the estimated amount, if reasonably practicable, asserted by Parent (or another Parent Indemnified Person) for such Claim. Parent shall also deliver to the Escrow Agent a written statement confirming delivery to the Securityholder Representative of a copy of such Claim Notice. The Securityholder Representative will have a period of thirty (30) calendar days immediately following the date on which the Escrow Agent receives such Claim Notice and such written statement confirming delivery of such Claim Notice to the Securityholder Representative (the date of such receipt by the Escrow Agent, the “Claim Notice Delivery Date”) to advise Parent and the Escrow Agent in writing whether the Securityholder Representative objects to any or all of the amount of the Claim described in such Claim Notice.

(b) If, at or prior to 11:59 p.m. (Central Time) on the date that is thirty (30) calendar days immediately following the Claim Notice Delivery Date (the “Response Deadline”), the Escrow Agent receives from the Securityholder Representative a written objection (a “Claim Response”) to any or all of the amount of the Claim described in the Claim Notice (the “Contested Amount”), then on the first (1st) business day following the Response Deadline the Escrow Agent shall disburse to Parent the full amount of the Claim described in the Claim Notice, except for the Contested Amount. Thereafter, the Escrow Agent shall disburse the Contested Amount only upon receipt of, and in accordance with, (i) a Joint Written Direction (which must contain complete payment instructions, including wiring instructions or an address to which a check or Escrow Shares are to be sent) or (ii) any final Order rendered by a Governmental Authority of competent jurisdiction.

(c) The Escrow Agent shall disburse to Parent the full amount of the Claim described in the Claim Notice on the first (1st) business day following the Response Deadline if the Escrow Agent has not received from the Securityholder Representative a Claim Response with respect to such Claim at or prior to the Response Deadline and Parent has provided a written statement to the Escrow Agent stating that Parent has delivered the Claim Notice to the Securityholder Representative in accordance with Section 6(a) of this Escrow Agreement.

(d) The Escrow Agent is not responsible for determining the validity or sufficiency of any Claim Notice or Claim Response. The Escrow Agent shall have no duty to verify Parent’s written statement confirming delivery to the Securityholder Representative of a copy of a Claim Notice. The Escrow Agent shall have no duty to provide Parent, the Securityholder Representative or their respective Appointed Persons with any Claim Notice or Claim Response.

7. Suspension of Performance; Disbursement into Court. If, at any time, (i) there is any dispute between Parent and the Securityholder Representative (or their respective Appointed Persons) with respect to the holding or disbursement of all or any portion of the Escrow Fund or any other obligations of the Escrow Agent under this Escrow Agreement, (ii) the Escrow Agent is unable in good faith to determine, to the Escrow Agent’s satisfaction, the proper disbursement of all or any portion of the Escrow Fund or the Escrow Agent’s proper actions with respect to the Escrow Agent’s obligations under this Escrow Agreement, or (iii) Parent and the Securityholder Representative fail to appoint a successor Escrow Agent prior to the effective date of the Escrow Agent’s resignation in accordance with Section 9 of this Escrow Agreement, then, in each such case, the Escrow Agent will be permitted, in the Escrow Agent’s discretion, exercised in good faith, to take either or both of the following actions:

(a) suspend the performance of any of the Escrow Agent’s obligations (including, without limitation, any disbursement obligations) under this Escrow Agreement until such dispute or uncertainty is resolved to the satisfaction of the Escrow Agent in the good faith exercise of the Escrow Agent’s judgment or until a successor Escrow Agent has been appointed, as applicable; and/or

(b) petition (by means of an interpleader action or any other appropriate method) any court of competent jurisdiction, in any venue convenient to the Escrow Agent, for instructions with respect to such dispute or uncertainty, and to the extent required or permitted by law, transfer into such court, for holding and disposition in accordance with the instructions of such court, the Escrow Fund after deduction and payment to the Escrow Agent of all fees and expenses (including court costs and reasonable attorneys’ fees) payable to, incurred by, or expected in good faith to be incurred by the Escrow Agent in connection with the performance of the Escrow Agent’s duties and the exercise of the Escrow Agent’s rights under this Escrow Agreement.

The Escrow Agent will not be liable to Parent or the Securityholder Representative, their respective owners, shareholders or members or any other person (including, without limitation, the Appointed Persons) or entity with respect to any such suspension of performance or disbursement into court, specifically including any liability or claimed liability that arises, or be alleged to have arisen, out of or as a result of any delay in the disbursement of the Escrow Fund or any delay in or with respect to any other action required or requested of the Escrow Agent, in each such case, if believed by Escrow Agent in the good faith exercise of its judgment to be permitted by this Section 7, except to the extent that a court of competent jurisdiction determines that the Escrow Agent’s gross negligence or willful misconduct caused any loss to Parent or the Securityholder Representative.

8. Investment of Funds. Based upon Parent’s and the Securityholder Representative’s prior review of investment alternatives, in the absence of further specific written direction to the contrary, the Escrow Agent is directed to initially invest and reinvest the Escrow Cash in the investment indicated on Schedule B of this Escrow Agreement. Parent and the Securityholder Representative are entitled to change the investment of the Escrow Cash by providing the Escrow Agent with a Joint Written Direction to that effect, except that no investment or reinvestment is to be made except in the following: (a) direct obligations of the United States of America or obligations the principal of and the interest on which are unconditionally guaranteed by the United State of America; (b) U.S. dollar denominated deposit accounts and certificates of deposits issued by any bank, bank and trust company, or national banking association (including the Escrow Agent and its affiliates), which such deposits are either (i) insured by the Federal Deposit Insurance Corporation or a similar governmental agency, or (ii) with domestic commercial banks that have a rating on their short-term certificates of deposit on the date of purchase of “A-1” or “A-l+” by S&P or “P-1” by Moody’s and maturing no more than three hundred sixty (360) calendar days after the date of purchase (ratings on holding companies are not considered as the rating of the bank); (c) repurchase agreements with any bank, trust company, or national banking association (including the Escrow Agent and its affiliates); or (d) institutional money market funds, including funds managed by the Escrow Agent or any of its affiliates; provided that the Escrow Agent will not be required to invest in investments that the Escrow Agent determines, in the Escrow Agent’s discretion exercised in good faith, are not consistent with the Escrow Agent’s policy or practices. Parent and the Securityholder Representative acknowledge that the Escrow Agent does not have a duty nor will the Escrow Agent undertake any duty to provide investment advice.

If the Escrow Agent has not received a Joint Written Direction at any time that an investment decision must be made, the Escrow Agent is directed to invest the Escrow Cash, or such portion of the Escrow Cash as to which no written investment instruction has been received, in the investment indicated on Schedule B of this Escrow Agreement. All investments will be made in the name of the Escrow Agent. Notwithstanding anything to the contrary contained in this Escrow Agreement, the Escrow Agent is permitted to, without notice to Parent and the Securityholder Representative, sell or liquidate any of the foregoing investments at any time for any disbursement of the Escrow Cash permitted or required pursuant to this Escrow Agreement. All investment earnings on the Escrow Cash will become part of the Escrow Cash and investment losses on the Escrow Cash will be charged against the Escrow Cash. The Escrow Agent is not liable or responsible for loss in the value of any investment made pursuant to this Escrow Agreement, or for any loss, cost or penalty resulting from any sale or liquidation of the Escrow Cash. With respect to any amount of the Escrow Cash received by the Escrow Agent after 12:00 p.m. (Central Time), the Escrow Agent will not be required to invest such funds or to effect any investment instruction until the next day upon which banks in St. Paul, Minnesota and the New York Stock Exchange are open for business.

9. Resignation of the Escrow Agent. The Escrow Agent is permitted to resign and be discharged from the performance of the Escrow Agent’s duties under this Escrow Agreement at any time by giving thirty (30) calendar days prior written notice to Parent and the Securityholder Representative specifying a date when such resignation will take effect. Upon any such notice of resignation, Parent and the Securityholder Representative jointly shall appoint a successor Escrow Agent under this Escrow Agreement prior to the effective date of such resignation. If Parent and the Securityholder Representative fail to appoint a successor Escrow Agent within such time, the Escrow Agent will be permitted to petition a court of competent jurisdiction to appoint a successor Escrow Agent, and Parent and the Securityholder Representative shall, jointly and severally, pay all costs and expenses (including, without limitation, reasonable attorneys’ fees) related to such petition. The resigning Escrow Agent shall transmit all records pertaining to the Escrow Fund and shall transfer all of the Escrow Fund to the successor Escrow Agent, after making copies of such records as the resigning Escrow Agent deems advisable and after deduction and payment to the resigning Escrow Agent of all fees and expenses (including court costs and reasonable attorneys’ fees) payable to, incurred by, or expected in good faith to be incurred by the resigning Escrow Agent in connection with the performance of the resigning Escrow Agent’s duties and the exercise of the resigning Escrow Agent’s rights under this Escrow Agreement. After any resigning Escrow Agent’s resignation, the provisions of this Escrow Agreement will inure to such resigning Escrow Agent’s benefit as to any actions taken or omitted to be taken by such resigning Escrow Agent while such resigning Escrow Agent was serving as the Escrow Agent under this Escrow Agreement.

10. Binding Effect; Successors. This Escrow Agreement is binding upon the Parties and their respective heirs, executors, successors and permitted assigns. If the Escrow Agent consolidates, merges or converts into, or transfers all or substantially all of the Escrow Agent’s corporate trust business (including the escrow contemplated by this Escrow Agreement) to another corporation, the successor or transferee corporation without any further act will be the successor Escrow Agent.

11. Liability of the Escrow Agent. The Escrow Agent undertakes to perform only such duties as are expressly set forth in this Escrow Agreement and no duties are to be implied. The Escrow Agent has no fiduciary or discretionary duties of any kind. The Escrow Agent has no liability under and no duty to inquire as to the provisions of any agreement other than this Escrow Agreement, including, without limitation, any other agreement between any or all of the Parties or any other persons or entities even though reference to such agreement is made in this Escrow Agreement. The Escrow Agent is not liable for any action taken or omitted by the Escrow Agent in good faith, except to the extent that a court of competent jurisdiction determines that the Escrow Agent’s gross negligence or willful misconduct caused any loss to Parent or the Securityholder Representative. The Escrow Agent’s sole responsibility is the safekeeping and disbursement of the Escrow Fund in accordance with the terms of this Escrow Agreement. The Escrow Agent is not to be charged with knowledge or notice of any fact or circumstance not specifically set forth in this Escrow Agreement. The Escrow Agent is permitted to rely upon any notice, instruction, request or other instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, that the Escrow Agent believes in good faith to be genuine and to have been signed or presented by the person or parties purporting to sign the same. In no event will the Escrow Agent be liable for incidental, indirect, special, consequential or punitive damages or penalties (including, without limitation, lost profits), even if the Escrow Agent has been advised of the likelihood of such damages or penalties and regardless of the form of action. The Escrow Agent is not responsible for delays or failures in performance resulting from acts beyond the Escrow Agent’s control, including, without limitation, acts of God, strikes, lockouts, riots, acts of war or terror, epidemics, governmental regulations, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters. The Escrow Agent is not obligated to take any legal action or commence any proceeding in connection with the Escrow Fund, any account in which the Escrow Fund is deposited, this Escrow Agreement or the Underlying Agreement, or to appear in, prosecute or defend any such legal action or proceeding. The Escrow Agent is permitted to consult legal counsel selected by the Escrow Agent in the event of any dispute or question as to the construction of any of the provisions of this Escrow Agreement or of any other agreement related to this Escrow Agreement or of the Escrow Agent’s duties under this Escrow Agreement, or relating to any dispute involving any Party related to this Escrow Agreement, and will incur no liability and will be fully indemnified from any liability whatsoever in acting in good faith in accordance with the advice of such counsel. Parent and the Securityholder Representative, jointly and severally, shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel. Parent and the Securityholder Representative agree to perform or procure the performance of all further acts and things, and execute and deliver such further documents, as are required by law or as the Escrow Agent reasonably requests in connection with the Escrow Agent’s duties under this Escrow Agreement.

The Escrow Agent is authorized, in the Escrow Agent’s sole discretion, to comply with final orders issued or process entered by any court with respect to the Escrow Fund, without determination by the Escrow Agent of such court’s jurisdiction in the matter. If any portion of the Escrow Fund is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property is stayed or enjoined by any court order, or in case any order, writ, judgment or decree is made or entered by any court affecting such property or any part thereof, then and in any such event, the Escrow Agent is authorized, in the Escrow Agent’s sole discretion, to rely upon and comply with any such order, writ, judgment or decree that the Escrow Agent is advised by legal counsel selected by the Escrow Agent is binding upon the Escrow Agent; and if the Escrow Agent complies with any such order, writ, judgment or decree, the Escrow Agent will not be liable to any of the Parties or to any other person or entity by reason of such compliance even if such order, writ, judgment or decree is subsequently reversed, modified, annulled, set aside or vacated.

12. Indemnification of the Escrow Agent. From and at all times after the date of this Escrow Agreement, Parent and the Securityholder Representative (on behalf of the Company Securityholders), jointly and severally, shall, to the fullest extent permitted by law, indemnify and hold harmless the Escrow Agent and each director, officer, employee, attorney, agent and affiliate of the Escrow Agent (collectively, the “Indemnified Parties”) against any and all actions, claims (whether or not valid), losses, damages, liabilities, penalties, costs and expenses of any kind or nature (including, without limitation, reasonable attorneys’ fees, costs and expenses) incurred by or asserted against any of the Indemnified Parties, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action or proceeding (including any inquiry or investigation) by any person or entity, including, without limitation, Parent, the Securityholder Representative or their respective Appointed Persons, whether threatened or initiated, asserting a claim for any legal or equitable remedy against any person or entity under any statute or regulation, including, without limitation, any federal or state securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with the negotiation, preparation, execution, performance or failure of performance in connection with this Escrow Agreement or any transactions contemplated by this Escrow Agreement, whether or not any such Indemnified Party is a party to any such action, proceeding, suit or the target of any such inquiry or investigation, except that no Indemnified Party has the right to be indemnified under this Escrow Agreement for any liability determined by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Indemnified Party. Parent and the Securityholder Representative (on behalf of the Company Securityholders) further agree, jointly and severally, to indemnify each Indemnified Party for all costs, including, without limitation, reasonable attorney’s fees, incurred by such Indemnified Party in connection with the enforcement of Parent’s and the Securityholder Representative’s indemnification obligations hereunder. Each Indemnified Party, in such Indemnified Party’s sole discretion, has the right to select and employ separate counsel with respect to any such action or claim brought or asserted against such Indemnified Party, and Parent and the Securityholder Representative (on behalf of the Company Securityholders) shall, jointly and severally, pay the reasonable fees of such counsel upon demand. The obligations of Parent and the Securityholder Representative under this Section 12 are to survive any termination of this Escrow Agreement and the resignation or removal of the Escrow Agent. If any payments made by the Securityholder Representative (on behalf of the Company Securityholders) pursuant to this Section 12 are due at the time the Escrow Fund is disbursed pursuant to Section 5 of this Escrow Agreement, then such payments may be satisfied from the

Escrow Fund prior to its disbursement to the Company Securityholders, otherwise, the Securityholder Representative (on behalf of the Company Securityholders) shall be responsible for any such payments.

The Parties agree that neither the payment by Parent or the Securityholder Representative of any claim by an Indemnified Party for indemnification hereunder nor the disbursement of any amounts to the Escrow Agent from the Escrow Cash in respect of a claim by an Indemnified Party for indemnification is to impair, limit, modify, or affect, as between Parent, on the one hand, and the Securityholder Representative and the Company Securityholders, on the other hand, the respective rights and obligations of Parent, on the one hand, and the Securityholder Representative and the Company Securityholders, on the other hand, under the Underlying Agreement.

13. Compensation of the Escrow Agent

(a) Fees and Expenses. Parent and the Securityholder Representative (on behalf of the Company Securityholders) agree, jointly and severally, to compensate the Escrow Agent on demand for the Escrow Agent’s services pursuant to this Escrow Agreement in accordance with Schedule A of this Escrow Agreement. Without limiting the joint and several nature of their obligations to the Escrow Agent, Parent and the Securityholder Representative (on behalf of the Company Securityholders) agree among themselves that Parent and the Securityholder Representative (on behalf of the Company Securityholders) will each be responsible for fifty percent (50%) of the Escrow Agent’s compensation. The obligations of Parent and the Securityholder Representative under this Section 13 are to survive any termination of this Escrow Agreement and the resignation or removal of the Escrow Agent. If any payments made by the Securityholder Representative (on behalf of the Company Securityholders) pursuant to this Section 13 are due at the time the Escrow Fund is disbursed pursuant to Section 5 of this Escrow Agreement, then such payments may be satisfied from the Escrow Fund prior to its disbursement to the Company Securityholders, otherwise, the Securityholder Representative (on behalf of the Company Securityholders) shall be responsible for any such payments.

(b) Invoices. The Escrow Agent shall furnish Parent and the Securityholder Representative copies of invoices and other statements for the amount of any compensation and reimbursement of out-of-pocket expenses past due and payable pursuant to this Escrow Agreement (including any amount the Escrow Agent or any Indemnified Party is entitled to be indemnified for pursuant to this Escrow Agreement). Parent and the Securityholder Representative (on behalf of the Company Securityholders) will each be responsible for fifty percent (50%) of the Escrow Agent’s compensation and out-of-pocket expenses.

(c) Offset. Parent and the Securityholder Representative hereby grant to the Escrow Agent and the Indemnified Parties a right of offset against the Escrow Cash with respect to any compensation or reimbursement due any of them pursuant to this Escrow Agreement (including any amount the Escrow Agent or any Indemnified Party is entitled to be indemnified for pursuant to this Escrow Agreement). If for any reason the Escrow Cash is insufficient to cover such compensation and reimbursement, each of Parent and the Securityholder Representative (on behalf of the Company Securityholders) shall promptly pay fifty percent (50%) of such amounts to the Escrow Agent or any Indemnified Party upon receipt of an itemized invoice.

14. Representations and Warranties. Each of Parent and the Securityholder Representative makes the following representations and warranties, solely as to itself, to the Escrow Agent:

(a) such Party has full power and authority to execute and deliver this Escrow Agreement and to perform such Party’s obligations under this Escrow Agreement; and this Escrow Agreement has been duly approved by all necessary action of such Party and constitutes such Party’s valid and binding agreement enforceable in accordance with its terms, except as enforceability is limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies; and

(b) such Party’s Appointed Persons have each been duly appointed to act as an authorized representative pursuant to this Escrow Agreement and individually has full power and authority to execute and deliver any Joint Written Direction, to amend, modify or waive any provision of this Escrow Agreement and to take any and all other actions as an authorized representative of such Party under this Escrow Agreement, all without further consent or direction from, or notice to, such Party or any other Party, provided that any change in designation of such Party’s Appointed Persons is to be provided by written notice delivered to each other Party.

15. Identifying Information. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who or entity that opens an account. For an entity such as a business entity, a charity, a trust, or other legal entity, the Escrow Agent requires documentation to verify such entity’s formation and existence as a legal entity. The Escrow Agent may ask to see financial statements, licenses, and identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation. The Parties acknowledge that a portion of the identifying information set forth herein is being requested by the Escrow Agent in connection with the USA Patriot Act, Pub.L.107-56 (the “Act”), and each agrees to provide any additional information requested by the Escrow Agent in connection with the Act or any other legislation or regulation to which the Escrow Agent is subject, in a timely manner.

16. Consent to Jurisdiction and Venue. In the event that any Party commences a lawsuit or other proceeding relating to or arising from this Escrow Agreement, the Parties agree to the personal jurisdiction by and venue in the federal and state courts located in the State of Delaware and waive any objection to such jurisdiction or venue. The Parties consent to and agree to submit to the jurisdiction of any of the courts specified in this Section 16 and agree to accept service of process to vest personal jurisdiction over them in any of these courts.

17. Notices. All notices, consents, waivers, and other communications under this Escrow Agreement must be in writing (and in the case of a communication to the Escrow Agent, such writing must be manually signed) and are to be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by facsimile with confirmation of transmission by telephone call to the recipient, (c) sent by electronic mail during regular business hours, or if not during regular business hours, the next business day, (d) received by the addressee, if sent by certified mail, return receipt requested, or (e) received by the addressee, if sent by a nationally recognized overnight delivery service, return receipt requested, in each case to the appropriate addresses or facsimile numbers set forth below (or to such other addresses or facsimile numbers as a Party designates by notice to the other Parties in accordance with this Section 17):

If to Parent at:

Computer Programs and Systems, Inc.
6600 Wall Street
Mobile, Alabama 36695
Attention: Boyd Douglas
Electronic Mail: Boyd.douglas@cpsi.com
Facsimile: 251-639-8214

With a copy to (which does not constitute notice Parent):

Maynard, Cooper & Gale, P.C.
1901 Sixth Avenue North
2400 Regions Harbert Plaza
Birmingham, Alabama 35203
Attention: Gregory S. Curran and Bradley H. Wood
Electronic Mail:	gcurran@maynardcooper.com
bwood@maynardcooper.com
Facsimile: 205-254-1999

If to the Securityholder Representative at:

c/o Francisco Partners
One Letterman Drive
Building C – Suite 410
San Francisco, California 94129
Attention: Ezra Perlman and Brian Decker
Electronic Mail:	perlman@franciscopartners.com
decker@franciscopartners.com
Facsimile: 415-418-2999

With a copy to (which does not constitute notice to the Securityholder Representative):

Shearman & Sterling LLP
Four Embarcadero Center
Suite 3800
San Francisco, California 94111-5994
Attention: Michael J. Kennedy and Dana C.F. Kromm
Electronic Mail:	mkennedy@shearman.com
dana.kromm@shearman.com
Facsimile: 415-616-1448

If to the Escrow Agent at:

U.S. Bank National Association, as Escrow Agent

2204 Lakeshore Drive

Homewood, AL 35209

Attention: Global Corporate Trust Services

Telephone: 205-802-5506

Facsimile: 205-802-5515

E-mail: sandy.gresham@usbank.com

and to:

U.S. Bank National Association

Trust Finance Management

2204 Lakeshore Drive

Homewood, AL 35209

Attention: Robert Heigl

Telephone: 205-802-5505

Facsimile: 205-802-5516

E-mail: robert.heigl@usbank.com

18. Optional Security Procedures. In the event funds transfer instructions, address changes or change in contact information are given (other than in writing at the time of execution of this Escrow Agreement), whether in writing, by facsimile or otherwise, the Escrow Agent is authorized, but is under no duty to seek confirmation of such instructions by telephone call-back to the applicable Appointed Persons, and the Escrow Agent is entitled to rely upon the confirmation of anyone purporting to be such Appointed Person. The Appointed Persons and telephone numbers for call-backs may be changed only in writing actually received and acknowledged by the Escrow Agent and will be effective only after the Escrow Agent has had a reasonable opportunity to act on such changes. Parent and the Securityholder Representative agree that the Escrow Agent is permitted, at the Escrow Agent’s option, to record any telephone calls made pursuant to this Section 18. The Escrow Agent in any funds transfer is permitted to rely solely upon any account numbers or similar identifying numbers provided by Parent and the Securityholder Representative to identify (a) the beneficiary, (b) the beneficiary’s bank, or (c) an intermediary bank. The Escrow Agent is permitted to apply any of the Escrow Cash, as applicable, for any payment order the Escrow Agent executes using any such identifying number, even when its use results in a person or an entity other than the beneficiary being paid, or the transfer of funds to a bank other than the beneficiary’s bank or an intermediary bank designated. Parent and the Securityholder Representative acknowledge that these optional security procedures are commercially reasonable.

19. Waiver and Assignment. Neither the failure nor any delay by any Party in exercising any right under this Escrow Agreement is to operate as a waiver of such right, and no single or partial exercise of any such right is to preclude any other or further exercise of such right or the exercise of any other right. No waiver of any of the provisions of this Escrow Agreement is to be deemed or is to constitute a waiver of any other provisions of this Escrow Agreement, whether or not similar, nor is any waiver to constitute a continuing waiver. Except as provided in Section 10 of this Escrow Agreement, this Escrow Agreement may not be assigned by any Party without the written consent of the other Parties.

20. Severability. Any term or provision of this Escrow Agreement that is invalid or unenforceable in any jurisdiction is to be, as to that jurisdiction, ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Escrow Agreement or affecting the validity or enforceability of any of the terms or provisions of this Escrow Agreement in any other jurisdiction. If any term or provision of this Escrow Agreement is so broad as to be unenforceable, such term or provision is to be interpreted to be only as broad as is enforceable.

21. Governing Law. This Escrow Agreement is to be governed by, construed under and enforced in accordance with the laws of the State of Delaware without regard to any conflicts of laws principles that would require the application of any other laws.

22. Entire Agreement; Modification; No Third Party Beneficiaries. This Escrow Agreement (together with the Schedules attached to this Escrow Agreement) constitutes the entire agreement among the Parties and supersedes all prior agreements, whether written or oral, among the Parties with respect to the subject matter hereof. The Parties are not permitted to amend this Escrow Agreement, except by a written agreement signed by all Parties. Nothing in this Escrow Agreement, express or implied, is intended to or will confer upon any other person or entity any right, benefit or remedy of any nature whatsoever under or by reason of this Escrow Agreement.

23. Execution in Counterparts, Electronic Transmission of Signatures. The Parties are permitted to execute this Escrow Agreement and any Joint Written Direction in one or more counterparts, each of such counterparts is to be deemed to be an original copy of this Escrow Agreement and any such Joint Written Direction, respectively, and all of which, when taken together, are to be deemed to constitute one and the same instrument. The exchange of copies of this Escrow Agreement, any Joint Written Direction, any Claim Notice, any Claim Response and any signature pages thereto by facsimile, electronic mail or other electronic transmission is to constitute effective execution and delivery of this Escrow Agreement and any such Joint Written Direction, Claim Notice and Claim Response, respectively, as to the Parties. Signatures of the Parties transmitted by facsimile, electronic mail or other electronic transmission are to be deemed to be their original signatures for all purposes.

24. Termination. This Escrow Agreement is to terminate upon the distribution of all of the Escrow Fund pursuant to any applicable provision of this Escrow Agreement, and the Escrow Agent shall thereafter have no further obligation or liability whatsoever with respect to this Escrow Agreement or the Escrow Fund.

25. Dealings. The Escrow Agent and any stockholder, director, officer or employee of the Escrow Agent is permitted to buy, sell, and deal in any of the securities of Parent or the Securityholder Representative and become pecuniarily interested in any transaction in which Parent or the Securityholder Representative is interested, and contract and lend money to Parent or the Securityholder Representative and otherwise act as fully and freely as though the Escrow Agent were not the Escrow Agent under this Escrow Agreement. Nothing in this Escrow Agreement is to preclude the Escrow Agent from acting in any other capacity for Parent, the Securityholder Representative or any other person or entity.

26. Brokerage Confirmation Waiver. Parent and the Securityholder Representative acknowledge that to the extent regulations of the Comptroller of the Currency or other applicable regulatory entity grant any of them the right to receive brokerage confirmations for certain security transactions as they occur, Parent and the Securityholder Representative specifically waive receipt of such confirmations to the extent permitted by law. The Escrow Agent shall furnish Parent and the Securityholder Representative periodic cash transaction statements that include detail for all investment transactions made by the Escrow Agent.

27. Tax Reporting. Parent and the Securityholder Representative shall provide the Escrow Agent with an IRS Form W-9 or original IRS Form W-8, as applicable, for each payee, together with any other documentation and information requested by the Escrow Agent in connection with the Escrow Agent’s reporting obligations under applicable law. If such tax documentation is not so provided, the Escrow Agent shall withhold taxes as, and to the extent, required by applicable law. Parent and the Securityholder Representative have determined that, for all applicable tax purposes: (i) the Company Securityholders shall be treated as the owners of the Escrow Shares, and any interest or income on the Escrow Shares shall be reported annually by the Company Securityholders regardless of whether or not such interest or income was distributed to the Company Securityholders in such year, and (ii) Parent shall be treated as the owner of the Escrow Cash, and any interest or income on the Escrow Cash shall be reported annually by Parent regardless of whether or not such interest or income was distributed to Parent in such year. The Parties shall prepare and file all required tax filings with the IRS and any other applicable taxing authority; provided that the Parties further agree that:

(a) Escrow Agent IRS Reporting. Parent and the Securityholder Representative shall provide the Escrow Agent with all information requested by the Escrow Agent in connection with the preparation of all applicable IRS Form 1099 and IRS Form 1042-S documents with respect to all distributions, as well as in the performance of the Escrow Agent’s reporting obligations under applicable law or regulation.

(b) Withholding Requests and Indemnification. Parent and the Securityholder Representative jointly and severally agree to (i) assume all obligations imposed now or hereafter by any applicable tax law or regulation with respect to payments or performance under this Escrow Agreement, (ii) request the Escrow Agent in writing with respect to withholding and other taxes, assessments or other governmental charges, and advise the Escrow Agent in writing with respect to any certifications and governmental reporting that is required under any applicable laws or regulations, and (iii) indemnify and hold the Escrow Agent harmless pursuant to Section 12 of this Escrow Agreement from any liability or obligation on account of taxes, assessments, additions for late payment, interest, penalties, expenses and other governmental charges that is assessed or asserted against the Escrow Agent with respect to the Escrow Fund.

(c) Imputed Interest. To the extent that IRS imputed interest regulations apply, Parent and the Securityholder Representative shall so inform the Escrow Agent, provide the Escrow Agent with all imputed interest calculations and direct the Escrow Agent to disburse imputed interest amounts as Parent and the Securityholder Representative deem appropriate. The Escrow Agent shall rely solely on such provided calculations and information and has no responsibility for the accuracy or completeness of any such calculations or information.

(d) Tax Distributions. At least five (5) days prior to the final release of the Escrow Fund pursuant to Section 5, Parent and the Securityholder Representative shall provide the Escrow Agent with a Joint Written Direction instructing the Escrow Agent to distribute to Parent, prior to releasing any portion of the Escrow Fund, an amount equal to the product of

(i) forty-five percent (45%) and (ii) the excess of (x) the aggregate taxable income allocable to Parent with respect to the Escrow Cash over (y) the aggregate imputed interest deductions allowable with respect to the payment of the Escrow Cash to the Company Securityholders. The Escrow Agent shall have no duty or obligation to calculate or verify the amount distributed to Parent under this Section 27(d), and the Escrow Agent shall be entitled to conclusively and exclusively rely upon such Joint Written Direction without further investigations.

28. WAIVER OF TRIAL BY JURY. THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY LAWSUIT OR OTHER PROCEEDING RELATING TO OR ARISING OUT OF THIS ESCROW AGREEMENT, WHETHER NOW OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE. ANY PARTY IS PERMITTED TO FILE A COPY OF THIS SECTION 28 WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED AGREEMENT AMONG THE PARTIES TO IRREVOCABLY WAIVE TRIAL BY JURY, AND THAT ANY LAWSUIT OR OTHER PROCEEDING WHATSOEVER AMONG THE PARTIES RELATING TO OR ARISING OUT OF THIS ESCROW AGREEMENT IS INSTEAD TO BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

29. Publicity. No Party will (a) use any other Party’s proprietary indicia, trademarks, service marks, trade names, logos, symbols, or brand names, or (b) otherwise refer to or identify any other Party in advertising, publicity releases, or promotional or marketing publications, or correspondence to third parties without, in each case, securing the prior written consent of such other Party.

[Signature Page Follows]

As of the date first set forth above, each of the Parties, intending to be legally bound, has caused an authorized representative of such Party to duly execute this Escrow Agreement on behalf of such Party.

PARENT:

Computer Programs and Systems, Inc.

By:	/s/ J. Boyd Douglas
Name:	J. Boyd Douglas
Title:	President and CEO

SECURITYHOLDER REPRESENTATIVE:

AHR Holdings, LLC

By:	/s/ John Herr
Name:	John Herr
Title:	Secretary

ESCROW AGENT:

U.S. Bank National Association

By:	/s/ Cassandra Gresham
Name:	Cassandra Gresham
Title:	Assistant Vice President

[Signature Page to Escrow Agreement]

SCHEDULE A

Escrow Agent Fees

Acceptance Fee:	Waived
One Time Escrow Fee:	$1,000.00
Out-of-Pocket Expenses:	Included in Escrow Fee
Other Fees/Attorney, etc.:	Included in Escrow Fee
Total due at execution of this Escrow Agreement	$1,000.00

The fees and expenses set forth above are payable upon execution of this Escrow Agreement. In the event the escrow is not funded, the Acceptance Fee and all related expenses, including attorneys’ fees, remain due and payable, and if paid, will not be refunded.

The fees quoted in this Schedule A apply to the services ordinarily rendered in the administration of an escrow account and are subject to reasonable adjustment based on final review of documents, or when the Escrow Agent is called upon to undertake unusual duties or responsibilities, or as changes in law, procedures, or the cost of doing business demand. Services in addition to and not contemplated in this Escrow Agreement, including document amendments and revisions, non-standard cash and/or investment transactions, calculations, notices and reports, and legal fees, will be billed as extraordinary expenses.

Unless otherwise indicated in this Escrow Agreement, the above fees relate to the establishment of one escrow account. Additional sub-accounts governed by this Escrow Agreement may incur an additional charge. Transaction costs include charges for wire transfers, checks, internal transfers and securities transactions.

Escrow Agent Wire Instructions:

RBK: U.S. Bank N.A.
ABA: 091000022
BNF: USBANK CT SOUTHEAST WIRE CLRG
Beneficiary Account Number:	A/C 173103781824
Beneficiary Account Address:	777 E. Wisconsin Avenue
Milwaukee, WI 53202-5300

OBI:	CPSI and AHR Escrow Agreement dated 1/08/2016
REF:	Attn: Sandy Gresham

Our proposal is subject in all aspects to U.S. Bank’s review and acceptance of the final financing documents which set forth our duties and responsibilities.

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. For a non-individual person such as a business entity, a charity, a Trust or other legal entity we will ask for documentation to verify its formation and existence as a legal entity. We may also ask to see financial statements, licenses, identification, and authorization documents from individuals claiming authority to represent the entity or other relevant documentation.

A-1

SCHEDULE B

Investment of the Escrow Fund

U.S. BANK NATIONAL ASSOCIATION

MONEY MARKET ACCOUNT AUTHORIZATION FORM

DESCRIPTION OF TERMS

Description and Terms:

The U.S. Bank Money Market Account is an interest-bearing money market deposit account of the Escrow Agent designed to meet the needs of the Escrow Agent’s Corporate Trust Services Escrow Group and other Corporate Trust customers of the Escrow Agent. Selection of this investment includes authorization to place funds on deposit and invest with the Escrow Agent.

The Escrow Agent uses the daily balance method to calculate interest on this account (actual/365 or 366). This method applies a daily periodic rate to the principal balance in the account each day. Interest is accrued daily and credited monthly to the account. Interest rates are determined at the Escrow Agent’s discretion, and may be tiered by customer deposit amount.

The owner of the account is the Escrow Agent as agent for its trust customers. The Escrow Agent’s trust department performs all account deposits and withdrawals. Deposit accounts are FDIC insured per depositor, as determined under FDIC regulations, up to applicable FDIC limits.

Automatic Authorization:

In the absence of a Joint Written Direction to the contrary from Parent and the Securityholder Representative, the Escrow Agent is hereby directed to invest and reinvest proceeds and other available moneys in the U.S. Bank Money Market Account. The U.S. Bank Money Market Account is a permitted investment under the operative documents and this authorization is the permanent direction for investment of the moneys until notified in writing of alternate instructions.

B-1

SCHEDULE C

Appointed Persons

Each of the following person(s) is a Parent Appointed Person authorized to execute documents and direct the Escrow Agent as to all matters, including fund transfers, address changes and contact information changes, on Parent’s behalf (only one signature required):

J. Boyd Douglas	/s/ J. Boyd Douglas	251-639-8100
Name	Specimen signature	Telephone No

David Dye	/s/ David Dye	251-654-1011
Name	Specimen signature	Telephone No

Matt J. Chambless	/s/ Matt J. Chambless	404-394-6947
Name	Specimen signature	Telephone No

(Note: If only one person is identified above, please add the following language:)

The following person not listed above is authorized for call-back confirmations:

Name	Telephone No

Each of the following person(s) is a Representative Appointed Person authorized to execute documents and direct the Escrow Agent as to all matters, including fund transfers, address changes and contact information changes, on the Securityholder Representative’s behalf (only one signature required):

John Herr	/s/ John Herr	415-418-2900
Name	Specimen signature	Telephone No

Tom Ludwig	/s/ Tom Ludwig	415-418-2900
Name	Specimen signature	Telephone No

Name	Specimen signature	Telephone No

(Note: If only one person is identified above, please add the following language:)

The following person not listed above is authorized for call-back confirmations

Name	Telephone No

C-1

SCHEDULE D

Wire Transfer Instructions

Exchange Agent Wire Transfer Instructions:

U.S. Bank National Association

EP MN WS 3C

60 Livingston Avenue

St. Paul, MN 55107

ABA No.: 091000022

Acct No.: 180121167365

Attention: Chris Sworski

As the Exchange Agent for: CPSI and AHR Holdings Exchange Escrow

For further credit to account number: 243075000

Company Wire Transfer Instructions:

To be provided by the Company upon request of the Escrow Agent

D-1